Exhibit 99.1

Primech Regains Compliance with Nasdaq’s Minimum Bid Price Requirement

SINGAPORE, May 14, 2025 — Primech Holdings Limited (“Primech” or the “Company”) (Nasdaq: PMEC), an established technology-driven facility services provider in the public and private sectors operating mainly in Singapore, today announced that it has received notice from the Nasdaq Stock Market (“Nasdaq”) on May 13, 2025 informing the Company that it has regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) (the “Rule”) for continued listing on The Nasdaq Capital Market.

Primech was previously notified by Nasdaq on May 14, 2024 that it was not in compliance with the minimum bid price rule because its ordinary share failed to meet the closing bid price of $1.00 or more for 30 consecutive business days. In order to regain compliance with the Rule, the Company was required to maintain a minimum closing bid price of $1.00 or more for at least 10 consecutive trading days. This requirement was met on May 12, 2025, the tenth consecutive trading day when the closing bid price of the Company’s ordinary share was over $1.00. Therefore, Nasdaq considers the prior bid price deficiency matter now closed.

“We are pleased to have regained compliance with Nasdaq’s listing standards,” said Kin Wai Ho, CEO of Primech Holdings Limited. “This reflects the resilience of our business model and the unwavering dedication of our team. We remain focused on our growth initiatives to expand our market presence in the facility services sector, particularly our AI-powered cleaning technologies.”

About Primech Holdings Limited

Headquartered in Singapore, Primech Holdings Limited is a leading provider of comprehensive technology-driven facilities services, predominantly serving both public and private sectors throughout Singapore. Primech Holdings offers an extensive range of services tailored to meet the complex demands of its diverse clientele. Services include advanced general facility maintenance services, specialized cleaning solutions such as marble polishing and facade cleaning, meticulous stewarding services, and targeted cleaning services for offices and homes. Known for its commitment to sustainability and cutting-edge technology, Primech Holdings integrates eco-friendly practices and smart technology solutions to enhance operational efficiency and client satisfaction. This strategic approach positions Primech Holdings as a leader in the industry and a proactive contributor to advancing industry standards and practices in Singapore and beyond. For more information, visit www.primechholdings.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, for example, statements about completing the acquisition, anticipated revenues, growth, and expansion. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. These forward-looking statements are also based on assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure that such expectations will be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Company Contact:

Email: ir@primech.com.sg

Investor Relations Contact:

Matthew Abenante, IRC
President

Strategic Investor Relations, LLC

Tel: 347-947-2093
Email: matthew@strategic-ir.com